SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com February 26, 2015

FIRM/AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

VIA EDGAR

Ms. Lisa M. Kohl

Attorney-Advisor

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Silicon Image, Inc.
Schedule TO-T filed by Cayabyab Merger Company and Lattice
Semiconductor Corporation
Filed February 9, 2015
File No. 005-58167

Dear Ms. Kohl:

This letter on behalf of Lattice Semiconductor Corporation (the “Parent”) and Cayabyab Merger Company (“Purchaser” and, together with Parent, “Lattice” or “we” or “us”) is in response to the comments from the staff of the Office of Mergers And Acquisitions (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated February 18, 2015 regarding the above-referenced Schedule TO-T (the “Schedule TO”). For your convenience, each of the Staff’s comments have been set forth below in bold italics, and our response to that comment immediately follows. We also filed an amendment to the Schedule TO (the “Amendment”) today to address the Staff’s comments and update certain additional information. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Amendment. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Offer to Purchase filed with the Commission on February 9, 2015, as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), unless otherwise noted.

Ms. Lisa M. Kohl

February 26, 2015

Response to Staff Comments

Offer to Purchase

9. Source and Amount of Funds, page 14

1.	Consistent with the requirements set forth in Item 7 of SC TO and Item 1007 of Regulation M-A, please supplement the disclosure to describe in further detail the terms of Parent’s equity commitment to fund up to $225 million of the purchase price, as more fully described in the commitment letter.

In response to the Staff’s comments, Lattice is adding the paragraph immediately below as a new paragraph after the second paragraph under the caption “Term Loan Facility” in Section 9 – “Source and Amount of Funds” – on page 14 of the Offer to Purchase.

“Minimum Cash. Parent’s obligations to provide funds to Purchaser and to cause Purchaser to consummate the transactions contemplated by the Offer and the Merger are not conditioned on the availability of financing or limited in amount under the Merger Agreement. The Commitment Letter provides as one of the conditions of the contemplated Term Loan Facility (which conditions are described below under “Other Terms”) that Parent and its subsidiaries must have at least $225.0 million of cash on hand at the time of consummation of the Offer. As of February 1, 2015, Parent and its subsidiaries had approximately $258.16 million of cash, cash equivalents and short-term marketable securities. As of January 31, 2015, Silicon Image and its subsidiaries had approximately $160.76 million of cash, cash equivalents and short-term marketable securities.”

15. Certain Conditions of the Offer, page 44

2.	Please clarify that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. As currently drafted, it seems possible that the penultimate condition relating to the passage of 3 business days from completion of the Marketing Period could be asserted after expiration of the offer.

In response to the Staff’s comment, we have disclosed in our Amendment that the Marketing Period is scheduled to end prior to the expiration time of the Offer, and that the condition related to the Marketing Period will be deemed satisfied immediately upon the end of the Marketing Period. To the extent the Marketing Period is extended, the Company will provide notice of the extension at least five business days prior to the expiration of the Offer.

Ms. Lisa M. Kohl

February 26, 2015

3.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the bidders’ understanding in this regard in the response letter.

We confirm Lattice’s understanding that if Lattice waives a condition, depending on the materiality of the waived condition and the number of days remaining in the offer, Lattice may be required to extend the offer and recirculate new disclosure to security holders.

4.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding in this regard in the response letter.

We confirm Lattice’s understanding of the above point.

Attached hereto as Exhibit A is a written acknowledgment by each of Parent and Purchaser acknowledging that (i) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Ms. Lisa M. Kohl

February 26, 2015

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey

Thomas J. Ivey, Esq.

cc:	Securities and Exchange Commission

Mellissa Campbell Duru, Esq.

cc:	Lattice Semiconductor

Byron W. Milstead, Esq.

cc:	Fenwick & West LLP

David Michaels, Esq.

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 26, 2015

LATTICE SEMICONDUCTOR CORPORATION

By:	/s/ Byron W. Milstead
Name:	Byron W. Milstead
Title:	Corporate Vice President & General Counsel

CAYABYAB MERGER COMPANY

By:	/s/ Byron W. Milstead
Name:	Byron W. Milstead
Title:	Secretary